UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                               JSB Financial, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   46624M-10-0
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                                 (CUSIP Number)

                                       N/A
--------------------------------------------------------------------------------
              Date of Event which Requires Filing of this Statement

     Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

     |X|  Rule 13d-1(b)
     |_|  Rule 13d-1(c)
     |_|  Rule 13d-1(d)


________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------            ------------------------------------
CUSIP No.46624M-10-0                13G              Page 2 of 6 Pages
         -----------------------                         ---  ---
--------------------------------            ------------------------------------

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1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jamaica Savings Bank FSB Employee Stock Ownerhsip Plan
                                IRS # 11-0918160
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) / /
                                                                 (b) / /
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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Federally chartered stock savings institution's employee stock benefit plan
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                             5       SOLE VOTING POWER

        NUMBER OF                                         0
          SHARES             ---------------------------------------------------
       BENEFICIALLY          6       SHARED VOTING POWER
         OWNED BY
           EACH                                           0
        REPORTING            ---------------------------------------------------
          PERSON             7       SOLE DISPOSITIVE POWER
           WITH
                                                          0
                             ---------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                                    814,317
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    814,317
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10         CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                    / /
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.68% of 9,381,139 shares of Common Stock outstanding as of
           December 31, 1999
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

                                                     EP
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            (footnote on page 4)



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                                                               Page 3 of 6 Pages

                                    ITEM 1(A)

NAME OF ISSUER:        JSB Financial, Inc. ("Company")


                                    ITEM 1(B)

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:   303 Merrick Road
                                                  Lynbrook, NY 11563


                                    ITEM 2(A)

NAME OF PERSON FILING:    Jamaica Savings Bank FSB Personnel Benefits Committee
                          Trustee:    HSBC Bank USA


                                    ITEM 2(B)

ADDRESS OF PRINCIPAL BUSINESS OFFICE:  140 Broadway
                                       New York, NY 10005


                                    ITEM 2(C)

CITIZENSHIP:      Federally chartered stock savings institution's employee stock benefit plan organized in New York.

                                    ITEM 2(D)

TITLE OF CLASS OF SECURITIES:    Common Stock, par value $.01 per share
                                 ("Common Stock").


                                    ITEM 2(E)

CUSIP NUMBER:                      46624M-10-0

                                     ITEM 3

                            The person filing is an:

          (f) |X| Employee Benefit Plan or Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.




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                                                               Page 4 of 6 Pages

                                     ITEM 4
OWNERSHIP

          The following information with respect to the ownership of Common Stock by the Jamaica Savings Bank FSB Employee Stock Ownership Plan (the "Plan") is provided as of December 31, 1999. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

         (A) AMOUNT BENEFICIALLY OWNED ........                 814,317

         (B) PERCENT OF CLASS ...............                   8.68%

         (C) NUMBER OF SHARES AS TO WHICH
             SUCH PERSON HAS:

                  (I) SOLE POWER TO VOTE OR TO
                      DIRECT THE VOTE .........                 0

                  (II) SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE .........                0

                  (III) SOLE POWER TO DISPOSE OR TO
                        DIRECT DISPOSITION OF .......           0

                  (IV) SHARED POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF ........           814,317

          The Plan was adopted by the Board of Directors of Jamaica Savings Bank FSB ("Bank"), a wholly-owned subsidiary of the Company, effective as of January 1, 1990. The Plan was amended and restated effective as of January 1, 1995, and has been subsequently amended to reflect the requirements of, and is intended to be tax-qualified under Section 401(a) of, the Internal Revenue Code of 1986. The Plan is administered by the Personnel Benefits Committee ("Committee") of the Bank. The Committee currently consists of four officers of the bank, and the assets of the Plan are held in a trust ("Trust") for which HSBC Bank USA serves as trustee ("Trustee").

          Pursuant to the written plan document governing the Plan ("Plan Document"), each participant in the Plan ("Participant") is entitled to direct the trustee as to the manner in which Common Stock held by the Plan and allocated to his or her account will be voted in all matters on which stockholders of the Company may vote. Any unallocated Common Stock is generally required to be voted by the Trustee in the same proportion as the shares of Common Stock which have been allocated to Participants is directed to be voted. Each Participant also has the right to direct whether Common Stock held by the Plan and allocated to his or her account should be delivered by the Trustee in response to a tender offer made to holders of Common Stock and to direct the assertion of dissenters' rights with respect to any matter in which holders of Common Stock have the right to assert such rights. Any unallocated Common Stock is generally required to be delivered by the Trustee in response to a tender offer, and dissenters' rights with respect to such unallocated Common Stock are required to be asserted, in the same proportion as Common Stock which has been allocated to Participants. The Trustee shares with the Committee dispositive power over Common Stock held under the Plan since, pursuant to the Plan Document and Trust Agreement, the Committee can direct the Trustee to purchase or sell shares of



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                                                               Page 5 of 6 Pages

Common Stock if the Committee considers such action to be in the best interests of the Participants. As of December 31, 1999, 803,710 shares of Common Stock has been allocated to Participants' accounts, and 10,607 shares of unallocated Common Stock were held by the Plan pending allocation to eligible
Participants' accounts.

                                     ITEM 5
Not applicable

                                     ITEM 6

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Dividends on Common Stock held by the Plan which have been allocated to the accounts of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

                                     ITEM 7
Not applicable

                                     ITEM 8
Not applicable

                                     ITEM 9
Not applicable

                                     ITEM 10

CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

          This report is not an admission that HSBC Bank USA is the beneficial owner of any securities covered by this report, and HSBC Bank USA expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4.



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                                                               Page 6 of 6 Pages
                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000
      -----------------

JAMAICA SAVINGS BANK FSB EMPLOYEE STOCK OWNERSHIP PLAN

      By:  HSBC Bank USA, as Trustee
           ----------------------------------------

      By:  /s/ Reymar S. Torres
           ----------------------------------------
           Reymar S. Torres
           Vice President